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                 August 24, 2020

       Ezra Uzi Yemin
       Chief Executive Officer
       Delek Logistics Partners, LP
       7102 Commerce Way
       Brentwood, Tennessee 37027

                                                        Re: Delek Logistics
Partners, LP
                                                            Registration
Statement on Form S-3
                                                            Filed August 20,
2020
                                                            File No. 333-248202

       Dear Mr. Yemin:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

              Please contact Irene Barberena-Meissner, Staff Attorney, at 202-551-6548 with any questions.




                 Sincerely,


                 Division of Corporation Finance

                 Office of Energy & Transportation
       cc:                                              Laura Katherine Mann,
Esq.